Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 18, 2013

Via EDGAR

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street,

N.W. Washington, D.C. 20549

Global Brass and Copper Holdings, Inc. Amendment No. 6

Registration Statement on Form S-1 (File No. 333-177594)

Ladies and Gentlemen:

As previously discussed with the staff of the Securities and Exchange Commission (the “Commission”), on behalf of Global Brass and Copper Holdings, Inc., a Delaware corporation (the “Company”), we enclose the accompanying changed pages to Amendment No. 5 to the Registration Statement (the “Registration Statement”) on Form S-1 of the Company, filed with the Commission on April 5, 2013 (File No. 333-177594) and marked to indicate changes from the Registration Statement. The enclosed pages include, among other things, a preliminary price range for the common stock to be offered under the Registration Statement and certain information previously left blank in the Registration Statement that is derived from such price range.

If you have any questions concerning the enclosed pages, please do not hesitate to contact either Lawrence G. Wee at (212) 373-3052 or Benjamin A. Aronovitch at (212) 373-3575.

Sincerely,

/s/ Lawrence G. Wee

Lawrence G. Wee, Esq.

cc:	Scott B. Hamilton, Esq.
Global Brass and Copper Holdings, Inc.

LizabethAnn R. Eisen, Esq.
Cravath, Swaine & Moore LLP

As filed with the Securities and Exchange Commission on April 18, 2013

Registration No. 333-177594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 6

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GLOBAL BRASS AND COPPER HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3350	06-1826563
(State or other jurisdiction of incorporation or organization)	(Primary Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

475 N. Martingale Road Suite 1050

Schaumburg, IL 60173

(847) 240-4700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Scott B. Hamilton

General Counsel

Global Brass and Copper Holdings, Inc.

475 N. Martingale Road Suite 1050

Schaumburg, IL 60173

(847) 240-4700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lawrence G. Wee Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000	LizabethAnn R. Eisen Andrew J. Pitts Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019-7475 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As promptly as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)(3)
Common Stock, $0.01 par value per share	9,857,000	$19.00	$187,283,000	$25,545.40

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a) under the Securities Act.
(2)	Includes 1,285,000 shares which the underwriters have the right to purchase to cover over-allotments.
(3)	$23,529 of this registration fee was previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. April 18, 2013.

8,572,000 Shares

GLOBAL BRASS AND COPPER HOLDINGS, INC.

Common Stock

This is an initial public offering of shares of common stock of Global Brass and Copper Holdings, Inc. All of the 8,572,000 shares to be sold in this public offering will be sold by the selling stockholder identified in this prospectus. Global Brass and Copper Holdings, Inc. will not receive any proceeds from this offering.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $16.00 and $19.00. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “BRSS”.

See “Risk Factors” on page 20 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholder	$	$

To the extent that the underwriters sell more than 8,572,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,285,000 shares from the selling stockholder at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2013.

Goldman, Sachs & Co.	Morgan Stanley

William Blair	KeyBanc Capital Markets

Prospectus dated                     , 2013.

The North American copper and brass distribution industry includes several large players, including us, and many smaller participants. We believe a large distribution business with a low fixed-cost structure will generally benefit from economies of scale, a more robust distribution network, a more diversified product portfolio and the ability to provide higher-quality, value-added services relative to smaller competitors. In addition, a distribution center with greater scale can typically operate on shorter lead times and provide on-time delivery and smaller quantities of a wide variety of products. Over the longer term, we believe the role of the metal distribution industry will become increasingly important as both primary metal producers and end-users look to outsource their metal processing and inventory management needs to value-added metal distribution centers. We anticipate smaller competitors will consolidate over time in order to remain competitive.

Global Supply of SSP and Alloy Rod Products.    North American SSP and alloy rod consumers have historically developed long-term supply relationships with domestic SSP and alloy rod manufacturers and suppliers that offer a broad range of high quality products, that are able to respond quickly to product orders, and that provide on-time, frequent delivery in small batch sizes. Accordingly, our management believes North American consumer demand has largely been satisfied by North American SSP and alloy rod producers. Offshore supply of SSP and alloy rod products has historically contributed a small proportion of total North American supply.

Competition.    We compete with other companies on price, service, quality and product breadth and availability of products both domestically and internationally. We believe we have been able to compete effectively because of our high levels of service, breadth of product offering, knowledgeable and trained sales force, modern equipment, strategically located facilities, geographic dispersion, operational economies of scale and sales volume.

The North American market for brass and copper strip and sheet and brass rod consists of a few large participants and a few smaller competitors for Olin Brass and Chase Brass and a number of smaller competitors for A.J. Oster.

Based on available market data, we believe the largest competitors to each of our operating segments in the markets in which we operate are the following:

•	Olin Brass: Aurubis and PMX Industries, Inc.; manufacturing of copper and copper-alloys in the form of strip, sheet and plate

•	Chase Brass: Mueller Industries, Inc.; manufacturing of brass rod

•

A.J. Oster: ThyssenKrupp Materials NA, Copper and Brass Sales Division; distribution and processing of copper, brass, stainless and aluminum products; Wieland Metals, Inc., re-roll mill and service center for copper and copper-alloy strip.

Based on the data published by Copper Development Association Inc., Copper and Brass Servicecenter Association, Inc. (both independent industry associations) and management estimates, as of December 31, 2012, the Olin Brass segment accounted for 35.2% of North American shipments (including shipments to A.J. Oster) of copper and brass alloys in the form of sheet, strip and plate; the Chase Brass segment accounted for 47.7% of North American shipments of brass rod; and the A.J. Oster segment accounted for 33.3% of North American shipments of copper and brass, sheet and strip products from distribution centers and rerolling facilities.

Recent Transactions

Issuance of the Senior Secured Notes and the Refinancing of the Term Loan Facility

On June 1, 2012, we completed a refinancing, which included the issuance of $375.0 million in aggregate principal amount of 9.50% Senior Secured Notes due 2019 (the “Senior Secured Notes”) by

The Offering

Common stock offered	8,572,000 shares, all of which are being offered by the selling stockholder.

Underwriters’ option to purchase additional common stock from the selling stockholder	Up to 1,285,000 shares.

Shares of our common stock to be outstanding immediately following this offering	21,110,000 shares.

Use of proceeds	All of the shares being offered in this offering are being offered by the selling stockholder. We will not receive any proceeds in this offering.

Dividends	We do not currently anticipate paying any dividends on our common stock in the foreseeable future. See “Dividend Policy”.

Principal Stockholders	Upon completion of this offering Halkos will continue to own more than 50% of the voting stock of Global Brass and Copper Holdings. We currently intend to avail ourselves of the controlled company exemptions under the rules of the New York Stock Exchange.

Lock-up Agreements	The selling stockholder and the officers and directors of Global Brass and Copper Holdings will be subject to customary lockup agreements with a duration of 180 days. See “Underwriting”.

Listing	We intend to apply to list our common stock on The New York Stock Exchange under the trading symbol “BRSS”.

Other Information About This Prospectus

Except as otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase additional shares;

•	reflects a 211,100-to-1 stock split, which we refer to as the “stock split,” which became effective on ;

•

does not give effect to 1,111,053 shares of common stock reserved for future issuance under our Global Brass and Copper Holdings, Inc. 2013 Omnibus Equity Incentive Plan, which we refer to as the “2013 Plan”; and

•	does not give effect to shares of our common stock issuable under equity awards granted in connection with this offering under the 2013 Plan.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

Set forth below is summary historical consolidated financial data of our business, as of the dates and for the periods indicated. The summary historical consolidated financial data as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data as of December 31, 2010 has been derived from our audited consolidated financial statements not included in this prospectus.

The summary historical consolidated financial data should be read in conjunction with the information about the limitations on comparability of our financial results, including as a result of acquisitions. See “Selected Historical Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2012	2011(7)	2010(7)
	(in millions, except share, per share and per pound data)
Statements of Operations Data:
Net sales	$1,650.5	$1,779.1	$1,658.7
Cost of sales	1,467.3	1,583.5	1,496.7

Gross profit	183.2	195.6	162.0
Selling, general and administrative expenses	92.7	69.4	68.9

Operating income	90.5	126.2	93.1
Third party interest expense	39.7	40.0	22.6
Related party interest expense(1)	—	—	2.5
Loss on extinguishment of debt	19.6	—	—
Other expense, net	0.1	0.4	0.8

Income before provision for income taxes and equity income	31.1	85.8	67.2
Provision for income taxes	19.2	31.4	26.6

Income before equity income	11.9	54.4	40.6
Equity income, net of tax	1.0	0.9	1.5

Net income	12.9	55.3	42.1
Less: Net income attributable to noncontrolling interest	0.4	0.2	0.5

Net income attributable to Global Brass and Copper Holdings, Inc.	$12.5	$55.1	$41.6

Historical net income per common share	$125,210	$551,320	$416,330
Number of common shares used in historical calculation(2)	100	100	100
Pro forma net income per common share(2)(3)	$0.398	$2.144	$1.972
Number of common shares used in pro forma calculation(2)	21,110,000	21,110,000	21,110,000

	Year Ended December 31,
	2012	2011(7)	2010(7)
	(in millions, except share, per share and per pound data)

Cash flow data:
Cash flows provided by operating activities	$81.9	$64.8	$69.4
Cash flows used in investing activities	(20.4)	(22.3)	(11.9)
Cash flows used in financing activities	(96.8)	(8.3)	(49.6)

Other data:
Pounds shipped	503.2	510.0	554.1
Adjusted sales(4)	$524.9	$530.5	$538.5
Adjusted sales per pound shipped	$1.04	$1.04	$0.97
Consolidated Adjusted EBITDA(5)	$115.4	$122.6	$99.0
Consolidated Adjusted EBITDA per pound shipped	$0.23	$0.24	$0.18
Total capital expenditures	$20.4	$22.4	$11.9

	As of December 31,
	2012	2011(7)	2010(7)
	(in millions)
Balance Sheet Data:
Cash	$13.9	$49.5	$15.5
Total assets	502.7	548.7	537.7
Total debt(6)	389.5	303.6	306.2
Total liabilities	550.5	466.0	509.2
Total (deficit) equity	(47.8)	82.7	28.5

(1)	Represents interest on the related party term loan credit facility described in “Certain Relationships and Related Party Transactions”.
(2)	The number of common shares used in the calculation of historical income per common share does not give effect to the planned 211,100-to-1 stock split to be effected prior to the completion of this offering, while the number of common shares used in the calculation of pro forma income per common share does give effect to such stock split.
(3)	We used a portion of the net proceeds of the Senior Secured Notes offering that we completed on June 1, 2012 to make the Parent Distribution. Our pro forma income per common share reflects a reduction in our net income attributable to the interest expense incurred on the portion of the Senior Secured Notes that were used to fund the Parent Distribution. Assuming an interest rate of 9.50%, which is the actual interest rate of the Senior Secured Notes, and a statutory U.S. federal income tax rate of 35%, had the Parent Distribution been completed on January 1, 2011, our net income would have decreased by $4.1 million and $9.9 million, respectively, to $8.4 million, and $45.2 million, respectively, for the years ended December 31, 2012 and 2011, respectively.
(4)	Adjusted sales is a non-GAAP financial measure. For more information regarding adjusted sales, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures—Adjusted Sales”. Adjusted sales is defined as net sales less the metal component of net sales. Adjusted sales represents the value-added revenue we derive from our conversion and fabrication operations. Management uses adjusted sales on a consolidated basis to monitor the revenues that are generated from our value-added conversion and fabrication processes excluding the effects of fluctuations in metal costs, reflecting our toll sales and our balanced book approach for other sales. We believe that presenting adjusted sales is informative to investors because it shows our ability to generate revenue from conversion and fabrication. The following table shows a reconciliation of net sales to adjusted sales:

	Year Ended December 31,
	2012	2011	2010
		(in millions)
Net sales	$1,650.5	$1,779.1	$1,658.7
Metal component of net sales	1,125.6	1,248.6	1,120.2

Adjusted sales	$524.9	$530.5	$538.5

•

the acquisition or joint venture formation process may require significant attention by our senior management and the engagement of outside advisors (and the payment of related fees), and proposed acquisitions and joint ventures may not be successfully completed;

•	we may lose key employees or customers of the acquired company; and

•	we may encounter unknown contingent liabilities that could be material.

In addition, we may require additional debt or equity financing for future acquisitions, and such financing may not be available on favorable terms, if available at all. We may not be able to successfully integrate or profitably operate any new business we acquire, and we cannot assure you that any such acquisition will meet our expectations. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Finally, in the event we decide to discontinue pursuit of a potential acquisition, we will be required to immediately expense all costs incurred in pursuit of the possible acquisition, which may have an adverse effect on our results of operations in the period in which the expense is recognized.

Risks Related to an Investment in Our Common Stock and this Offering

Our controlling stockholder may have interests that conflict with the interests of other stockholders.

Halkos will own 59.4% of our common stock (53.3% if the underwriters’ option to purchase additional shares is exercised in full) after this initial public offering. Through Halkos, KPS will have the ability to elect substantially all of the members of the board of directors of Global Brass and Copper Holdings (the “Board of Directors”) and make decisions relating to fundamental corporate actions. The directors generally will have the authority to make decisions affecting our capital structure, including the issuance of additional shares of stock, additional debt and declaration of dividends, will be able to select our management team, determine our corporate and management policies and authorize or prevent transactions that require approval of the Board of Directors or majority of stockholders of Global Brass and Copper Holdings, such as joint ventures or acquisitions, subject to certain restrictions as set forth in the agreement governing the ABL Facility or the indenture governing the Senior Secured Notes or future credit facilities. These decisions could enhance KPS’s equity investment while involving risks to the interests of other stockholders. In addition, KPS has engaged, and may in the future continue to engage, in transactions with us. See “Certain Relationships and Related Party Transactions”.

As a “controlled company” within the meaning of the NYSE’s corporate governance rules, we will qualify for, and intend to rely on, exemptions from certain NYSE corporate governance requirements. As a result, holders of our common stock may not have the same degree of protection as that afforded to stockholders of companies that are subject to all of the NYSE’s corporate governance requirements.

Following this offering, we will be a “controlled company” within the meaning of the NYSE’s corporate governance rules as a result of the ownership position and voting rights of KPS, through Halkos, upon completion of this offering. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. More than 50% of our voting power will be held by KPS, through Halkos, after completion of this offering. As a controlled company we may elect not to comply with certain NYSE corporate governance rules that would otherwise require the Board of Directors to have a majority of independent directors and our compensation and nominating and governance committees to be comprised entirely of independent directors, have written

•	our results of operations that vary from those of our competitors;

•	shrinkage from our processing operations;

•	the public’s reaction to our press releases, other public announcements and filings with the Securities and Exchange Commission;

•	changes in earnings estimates or recommendations by securities analysts who track our common stock;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	general market, economic and political conditions;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in government and environmental regulation;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival and departure of key personnel;

•	the number of shares to be publicly traded after this offering;

•	sales of common stock by us, Halkos, members of our management team or other holders;

•	adverse resolution of new or pending litigation against us;

•	any announcements by third parties of significant claims or proceedings against us;

•

changes in general market, economic and political conditions and their effects on global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war, widespread illness and responses to such events; or

•	any material weakness in our internal control over financial reporting.

See “—Risks Related to Our Business”. These and other factors may lower the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the public offering price.

Furthermore, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price and materially affect the value of your investment.

Future sales of shares of our common stock in the public market could cause our stock price to fall significantly even if our business is profitable.

Upon the completion of this offering we will have 21,110,000 outstanding shares of common stock. Of these shares, the shares of common stock offered in this prospectus will be freely tradable without restriction in the public market, unless purchased by our affiliates. We expect that the remaining outstanding shares of our common stock will become available for resale in the public market as shown in the chart below. Our officers, directors, Halkos and the holders of substantially all of our outstanding shares of common stock have signed lock-up agreements pursuant to which they have agreed not to sell, transfer or otherwise dispose of any of their shares for 180 days after the date of this prospectus, subject to specified exceptions. The underwriters may, in their sole discretion and without notice, release the restrictions on all or any portion of the common stock subject to lock-up agreements. The underwriters are entitled to waive the lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Immediately following the completion of this offering, shares of our common stock will become available for resale in the public market as follows (assuming the underwriters exercise their option to purchase additional shares in full):

Number of Shares	Percentage	Date of Availability for Resale into the Public Market
9,857,000	46.7%	Upon effectiveness of this prospectus
11,253,000	53.3%	180 days after the date of this prospectus, of which all shares are subject to volume and other restrictions under Rule 144

As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities. Following this offering, we intend to file a registration statement under the Securities Act of 1933, registering shares of our common stock reserved for issuance under our 2013 Plan, and we will enter into an investor rights agreement under which we will grant demand and piggyback registration rights to KPS and certain members of management. See “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sale upon completion of this offering.

We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions or investments. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions or investments.

We cannot predict the size of future issuance of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition or investment), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

We do not intend to pay dividends in the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance our business and pay down our indebtedness, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent on then-existing conditions, including our financial condition, earnings, legal requirements, restrictions in our debt agreements, including those governing the ABL Facility and the Senior Secured Notes, that limit our ability to pay dividends to stockholders and other factors the Board of Directors deems relevant. At this time, the agreement governing the ABL Facility and the indenture governing the Senior Secured Notes generally restrict or limit the payment of dividends to shareholders. See “Dividend Policy”, “Description of Certain Indebtedness” and “Description of Capital Stock—Capital Stock—Common Stock”. For the foregoing reasons, you will not be able to rely on dividends to receive a return on your investment. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Provisions in our charter and bylaws and provisions of Delaware law may delay or prevent our acquisition by a third party, which might diminish the value of our common stock.

The amended and restated certificate of incorporation and amended and restated bylaws of Global Brass and Copper Holdings, which we intend to adopt prior to the completion of this offering, will contain several provisions that may make it more difficult or expensive for a third party to acquire

USE OF PROCEEDS

All of the shares of common stock to be sold in this offering, including those subject to the underwriters’ option to purchase additional shares, will be sold by the selling stockholder. We will not receive any proceeds from this offering. We expect that $16.4 million of the proceeds from this offering (based on an assumed initial public offering price of $17.50 per share, the midpoint of the price range set forth on the cover of this prospectus ($18.9 million if the underwriters’ option to purchase additional shares is exercised)) will be paid to members of our management. For additional information, see “Certain Relationships and Related Party Transactions”.

CAPITALIZATION

The following table sets forth cash and capitalization of Global Brass and Copper Holdings, Inc. as of December 31, 2012:

•	on a historical basis; and

•	on an as-adjusted basis to give effect to this offering.

This table should be read together with “The Offering”, “Use of Proceeds”, “Selected Historical Consolidated Financial Data”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, in each case, included elsewhere in this prospectus.

	As of December 31, 2012
	Historical	As-Adjusted
	(in millions)
Cash(1)	$13.9	$14.3

Total long-term debt:
ABL Facility(2)	$14.5	$14.5
Senior Secured Notes	375.0	375.0

Total debt	$389.5	$389.5

Stockholders’ deficit:
Common stock(3)(4)	$—	$0.2
Preferred stock(5)	—	—
Additional paid-in capital(6)	—	16.4
Accumulated deficit(7)	(47.9)	(69.0)
Accumulated other comprehensive income, net of tax	1.5	1.5
Receivable from stockholder(1)	(4.9)	—

Total Global Brass and Copper Holdings, Inc. stockholders’ deficit	(51.3)	(50.9)
Noncontrolling interest	3.5	3.5

Total deficit	$(47.8)	$(47.4)

Total capitalization	$341.7	$342.1

(1)	As-adjusted cash reflects the receipt of $4.9 million at the closing of this offering from the KPS Funds in respect of the reimbursement of specific incremental costs related to this offering and a $4.5 million payment to affiliates of the KPS Funds in connection with the termination of a management agreement at the closing of this offering. See “Certain Relationships and Related Party Transactions.”
(2)	The ABL Facility matures in June 2017 and has a maximum committed principal amount of $200.0 million, for which we may request an increase at our option under certain circumstances by up to $50.0 million. Outstanding borrowings under the ABL Facility bear interest at a rate equal to LIBOR plus a margin of 2.0% to 2.5% or the prime rate plus a margin of 1.0% to 1.5%. As of December 31, 2012, outstanding borrowings under the ABL Facility accrued interest at a rate of 4.50%. Availability under the ABL Facility is based on a formula that is based on inventory and accounts receivable, subject to various adjustments and capped at the committed principal amount. As of December 31, 2012, maximum availability under the ABL Facility was $200.0 million, and remaining availability was $185.0 million, giving effect to $14.5 million of outstanding borrowings and to $0.5 million of outstanding letters of credit. For more information, please see “Description of Certain Indebtedness—ABL Facility”.
(3)	On an historical basis, reflects 200 shares of common stock authorized and 100 shares of common stock issued and outstanding. On an as-adjusted basis, reflects 80,000,000 shares of common stock authorized and 21,110,000 shares of common stock issued and outstanding with a par value of $0.01 per share, after giving effect to the 211,100-to-1 stock split to be effected prior to the completion of this offering.
(4)	Upon consummation of this offering, there will be options to purchase shares of our common stock issuable upon the exercise of options outstanding under the 2013 Plan.
(5)	On an historical basis, reflects no shares of preferred stock authorized, issued or outstanding. On an as-adjusted basis, reflects 20,000,000 shares of preferred stock authorized, with a par value of $0.01 per share, with no shares issued and outstanding.
(6)	In connection with this offering, non-cash compensation expense of $16.4 million will be recorded as a component of selling, general and administrative expenses, with a corresponding increase in additional paid-in capital. The non-cash compensation charge represents the proceeds from this offering that will be received by certain members of management that have Profits Interest Shares. See “Compensation Discussion and Analysis—Equity-Based Compensation—Profits Interest Shares”.
(7)	As-adjusted amount reflects the impact of the $16.4 million non-cash compensation expense, the $4.5 million expense associated with the termination of the management agreement with affiliates of the KPS Funds and $0.2 million charge to reflect the 211,100-to-1 stock split without a change in par value.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Set forth below is selected historical consolidated financial data of our business as of the dates and for the periods indicated. The selected historical consolidated financial data for the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008 have been derived from our audited consolidated financial statements not included in this prospectus.

The selected historical consolidated financial data should be read in conjunction with the information about the limitations on comparability of our financial results, including as a result of acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors”, and our consolidated financial statements and related notes included elsewhere in this prospectus.

(in millions, except share and per share data)	Year Ended December 31,
	2012	2011(1)	2010(1)	2009(1)	2008(1)
Statements of Operations Data:
Net sales	$1,650.5	$1,779.1	$1,658.7	$1,140.9	$2,008.3
Cost of sales	1,467.0	1,583.5	1,496.7	1,048.1	1,876.4
Lower of cost or market adjustment	0.3	—	—	—	170.9

Total cost of sales	1,467.3	1,583.5	1,496.7	1,048.1	2,047.3

Gross profit (loss)	183.2	195.6	162.0	92.8	(39.0)
Selling, general and administrative expenses	92.7	69.4	68.9	62.1	60.9

Operating income (loss)	90.5	126.2	93.1	30.7	(99.9)
Third party interest expense(2)	39.7	40.0	22.6	11.3	15.9
Related party interest expense(2)	—	—	2.5	6.8	4.1
Loss on extinguishment of debt	19.6	—	—	—	—
Other (income) expense, net	0.1	0.4	0.8	0.1	(1.9)

Income (loss) before provision for (benefit from) income taxes and equity income	31.1	85.8	67.2	12.5	(118.0)
Provision for (benefit from) income taxes	19.2	31.4	26.6	2.2	(45.4)

Income (loss) before equity income	11.9	54.4	40.6	10.3	(72.6)
Equity income, net of tax	1.0	0.9	1.5	—	0.6

Income (loss) before extraordinary item	12.9	55.3	42.1	10.3	(72.0)
Extraordinary item: Gain on valuation of assets in excess of purchase price	—	—	—	—	2.9

Net income (loss)	12.9	55.3	42.1	10.3	(69.1)

Less: Net income attributable to noncontrolling interest	0.4	0.2	0.5	0.1	—

Net income (loss) attributable to Global Brass and Copper Holdings, Inc.(2)	$12.5	$55.1	$41.6	$10.2	$(69.1)

Per Share Data:
Historical net cash dividends declared per common share	$1,600,000	$—	$425,000	$—	$—
Historical net income (loss) per common share (in thousands)	$125.21	$551.32	$416.33	$102.16	$(690.94)
Pro forma income per common share(3)	$0.398	$2.144	$1.972	$0.484	$(3.273)
Number of common shares used in historical share calculations	100	100	100	100	100
Number of common shares used in pro forma share calculation	21,110,000	21,110,000	21,110,000	21,110,000	21,110,000

(in millions)	As of December 31,
	2012	2011(1)	2010(1)	2009(1)	2008(1)
Balance Sheet Data:
Cash	$13.9	$49.5	$15.5	$7.8	$8.0
Total assets	502.7	548.7	537.7	495.8	436.4
Total debt(4)	389.5	303.6	306.2	295.4	290.8
Total liabilities	550.5	466.0	509.2	470.9	422.1
Total (deficit) equity	(47.8)	82.7	28.5	24.9	14.3

(1)	For 2011, 2010, 2009 and 2008, the above data has been adjusted for prior year revisions discussed in note 2 “Summary of Significant Accounting Policies” to our audited consolidated financial statements included elsewhere in this prospectus.

(2)	On August 18, 2010, we refinanced the Term Loan Facility, which resulted in an increase in our interest expense. The proceeds from the Term Loan Facility were used to repay the existing related party term loan facility and the existing asset-based loan facility and to fund a cash distribution of $42.5 million to Halkos. After giving effect to these transactions, in each case as if they had occurred on January 1, 2010, our interest expense, net income attributable to Global Brass and Copper Holdings, Inc. and income per share for the year ended December 31, 2010 would have been $38.5 million, $32.8 million and $327.70 per share (in thousands), respectively. For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Outstanding Indebtedness—The Term Loan Facility”.
(3)	We used a portion of the net proceeds of the Senior Secured Notes offering that we completed on June 1, 2012 to make the Parent Distribution. Our pro forma income per common share reflects a reduction in our net income attributable to the interest expense incurred on the portion of the Senior Secured Notes that were used to fund the Parent Distribution. Assuming an interest rate of 9.50%, which is the actual interest rate of the Senior Secured Notes, and a statutory U.S. federal income tax rate of 35%, had the Parent Distribution been completed on January 1, 2011, our net income would have decreased by $4.1 million and $9.9 million, respectively to $8.4 million, and $45.2 million, respectively, for the years ended December 31, 2012 and 2011, respectively.
(4)	Consists of long-term debt, related party debt and current maturities of long-term debt.

In addition, the Board of Directors decided to pay Messrs. Walker, Micchelli and Wasz an additional discretionary bonus of $360,000, $180,000 and $30,000, respectively. The Board determined to pay the additional bonuses in light of the exceptional performance of the executives with respect to our safety initiatives, completion of the June 1, 2012 Senior Secured Notes offering, cash flow management, development of sales processes and organizational initiatives.

Set forth below is a chart showing the total bonus payments (and as a percentage of base salary) made to each named executive officer for 2012, which includes the EBITDA Bonus, Individual Bonus and in the case of Messrs. Walker, Micchelli and Wasz an additional discretionary bonus.

Name	Actual Award ($)	% of Base Salary
John H. Walker	1,349,468	169%
Robert T. Micchelli	517,319	133%
John J. Wasz	493,530	99%
Daniel B. Becker	145,954	47%
Devin K. Denner	145,954	47%

For 2013, the Board has approved an annual bonus plan, which is substantially similar to the 2012 annual bonus plan for our named executive officers, provided that the Individual Bonus components are based on preparing this Registration Statement on Form S-1 in connection with this offering, filing a Registration Statement on Form S-4 to register the exchange offer required for the Senior Secured Notes and becoming compliant with Section 404 of the Sarbanes-Oxley Act. For Mr. Becker and Mr. Denner, their 2013 annual bonus plan may provide that the EBITDA Bonus component will comprise 75% of their annual bonus and may be partially based on EBITDA of the Company and EBITDA of their respective business units. In addition, the Chief Executive Officer may allocate discretionary bonuses of up to an aggregate of $1.0 million to our named executive officers and other officers who are subject to Section 16 under the Exchange Act, subject to the approval of the Compensation Committee.

Equity-Based Compensation

Profits Interest Shares

Pursuant to the limited liability company agreement of Halkos and related award agreements, our named executive officers each received equity-based compensation in the form of Profits Interest Shares in Halkos. The Profits Interest Shares are membership interests in Halkos and represent the right of the holder to share in distributions from Halkos after KPS has received certain returns on its investment. At the time of our inception, Profits Interest Shares representing the right to receive an amount equal to 12% of our increase in value after returns to KPS and its affiliates had been made were allocated to a pool for grants to the named executive officers and other key employees. Of the total membership interests, 11.8% have been allocated to management, out of the amount reserved. The Profits Interest Shares were structured such that if the value of Halkos did not increase, then the Profits Interest Shares would have no value.

Each of Messrs. Walker, Micchelli, Becker and Denner were granted Class B Profits Interest Shares on December 31, 2008. The awards were intended to vest over three years following our acquisition of the worldwide metals business of Olin Corporation, and thus have a vesting start date of October 15, 2007. One-third of the Class B Profits Interest Shares were vested on the grant date, one-third vested in October 2009 and the remaining third vested on October 15, 2010. Mr. Wasz was granted Class B Profits Interest Shares on April 7, 2010, and one-third of his Profits Interest Shares vested on January 18, 2011 (the first anniversary of his employment with us), and, in anticipation of this offering, the remaining two-thirds were subject to accelerated vesting on January 4, 2012. Halkos has the right, but not the obligation, to repurchase the Class B Profits Interest Shares upon termination of employment, at a formula price. The Profits Interest Shares were granted in lieu of any other equity or equity based compensation. The awards were granted in order to foster a long term commitment to our named executive officers and to align a large portion of our executives’ compensation with the interests of Halkos.

In addition, Mr. Wasz’s offer letter, dated as of January 6, 2010, provides that Mr. Wasz will serve as the president of Olin Brass, and will receive a starting base salary of $400,000 per year, a target bonus of 50% of base salary with a maximum bonus of 100% of base salary, and entitlement to participation in our standard health and welfare benefits plans. In addition, pursuant to the terms of his offer letter, Mr. Wasz was granted Class B Profits Interest Shares, subject to vesting over a three-year period.

For a description of severance payments and benefits made available under Mr. Walker’s employment agreement and our other named executive officers severance protection agreements in effect as of December 31, 2012, see “—Potential Payments upon Termination or Change in Control”.

Global Brass and Copper Holdings, Inc. 2013 Omnibus Equity Incentive Plan

In connection with this offering, we intend to establish the Global Brass and Copper Holdings, Inc. 2013 Omnibus Equity Incentive Plan, which we refer to as the “2013 Plan”. We expect the Board of Directors to adopt, and our shareholders to approve, the 2013 Plan prior to the consummation of this offering. The 2013 Plan will become effective immediately prior to the consummation of this offering.

The following summary of the material features of the 2013 Plan is qualified in its entirety by reference to the complete text of the 2013 Plan, the form of which is filed as an exhibit to our registration statement relating to this offering.

Administration

Our compensation committee (or a subcommittee thereof, if necessary to comply with Section 162(m) of the Code) will administer the 2013 Plan. The compensation committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the 2013 Plan and to adopt, alter and repeal rules, guidelines and practices relating to the 2013 Plan. The compensation committee will have full discretion to administer and interpret the 2013 Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility

Any of our employees, directors, officers, consultants or advisors (or prospective employees, directors, officers, consultants or advisors), or any of the employees, directors, officers, consultants or advisors (or prospective employees, directors, officers, consultants or advisors) of our subsidiaries or their respective affiliates will be eligible for awards under the 2013 Plan. The compensation committee will have the sole and complete authority to determine who will be granted an award under the 2013 Plan. Employees of certain of our designated foreign subsidiaries are also eligible under separate “Sub Plans”.

Number of Shares Authorized

The 2013 Plan provides for an aggregate of 1,111,053 shares of Global Brass and Copper Holdings’ common stock to be available for awards. No more than 100,000 shares of common stock may be issued with respect to incentive stock options under the 2013 Plan. No participant may be granted awards of options and stock appreciation rights (“SARs”) with respect to more than 200,000 shares of our common stock in any one fiscal year. No more than 250,000 shares of our common stock may be granted under the 2013 Plan to any participant with respect to performance compensation awards in any one performance period (or with respect to each fiscal year in the event a performance period extends beyond a single fiscal year). The maximum amount payable for an individual participant under

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The KPS Funds are majority members of Halkos. Halkos owns all of the outstanding shares of Global Brass and Copper Holdings. Global Brass and Copper Holdings is the direct parent of Global Brass and Copper and the source of the initial investment as reported in additional paid in capital in the consolidated balance sheets. The KPS Funds are also affiliates of KPS Capital Finance, LLC, the agent of a related party term loan credit agreement. On August 18, 2010, we repaid the $60.0 million balance then outstanding on the related party term loan credit agreement and in connection with the related party term loan agreement we made interest payments of $2.5 million in 2010, $6.8 million in 2009 and $4.1 million in 2008. In August 2010, we distributed $42.5 million to the KPS Funds and other members of Halkos. Of this total, $2.2 million was paid by Halkos to Mr. Walker, our Chief Executive Officer, $1.3 million collectively was paid by Halkos to Messrs. Micchelli, Denner, Becker and other employees, and $0.9 million was escrowed to be paid to other employees. Even though the amounts were paid by Halkos, these payments resulted in non-cash compensation charges to Global Brass and Copper Holdings.

In connection with the Transactions, we used a portion of the net proceeds of the Senior Secured Notes to make a distribution of $160.0 million to Halkos. Halkos distributed such proceeds pro rata to its equityholders (which include certain of our officers and directors as described under “Compensation Discussion and Analysis—Distributions in respect of Class B Profits Interest Shares”) in accordance with the terms of its operating agreement on June 1, 2012. See “Prospectus Summary—Recent Transactions—Distribution to Halkos”.

Additionally, we expect that approximately $16.4 million of the proceeds from this offering (based on an assumed initial offering price of $17.50 per share, the midpoint of the price range set forth on the cover of this prospectus (approximately $18.9 million if the underwriters’ option to purchase additional shares is exercised)) will be paid to our executive officers, which include Messrs. Walker, Micchelli, Becker, Denner and Wasz, as holders of Class B Shares. The management committee of Halkos, which consists of Michael Psaros, David Shapiro, Raquel Palmer, Jay Bernstein and John Walker, will determine payouts of the offering proceeds among the Halkos shareholders according to the Halkos capital accounts. According to the Halkos capital accounts, Messrs. Walker, Micchelli, Becker, Denner and Wasz will receive the following approximate amounts, respectively, based on the midpoint of the price range set forth on the cover of this Prospectus: $9.4 million, $2.0 million, $0.7 million, $1.0 million and $2.1 million (and the following approximate amounts if the underwriters’ option is exercised in full: $10.9 million, $2.3 million, $0.8 million, $1.2 million and $2.4 million). Offering proceeds among the Halkos shareholders are allocated first to holders of Class A Shares until each holder of Class A Shares has recovered the amount of any of its capital contributions, then to holders of Class B Shares until each holder of Class B Shares has recovered the amount of any of its capital contributions and finally to holders of Class A and Class B Shares pro rata based on the number of such shares outstanding. See “Compensation Discussion and Analysis—Equity-Based Compensation—Profits Interest Shares”.

We and affiliates of the KPS Funds are parties to an agreement under which those affiliates charge us for management and other services provided to us. The charges, which are included in selling, general and administrative expenses, were $1.0 million for each of the years ended December 31, 2012, 2011 and 2010, of which $0.25 million is included in accrued liabilities at December 31, 2012, 2011 and 2010. This agreement will be terminated at the closing of this offering. We expect to pay KPS or its affiliates an amount in cash equal to $4.5 million, the aggregate amount of the remaining payments due under the management agreement upon termination of that agreement at the closing of this offering.

We and the KPS Funds are also parties to an agreement whereby the KPS Funds have agreed to reimburse us for specific incremental costs directly attributable to an offering of equity securities. As of December 31, 2012, we have recorded $4.9 million as a receivable from our stockholder.

PRINCIPAL AND SELLING STOCKHOLDER

The table below sets forth, as of April 1, 2013, information with respect to the beneficial ownership of our common stock by:

•	each of our directors and each of the executive officers named in the Summary Compensation Table;

•	the selling stockholder;

•	each person or group of affiliated persons who is known to be the beneficial owner of more than 5% of any class or series of our capital stock; and

•	all of our directors and executive officers as a group.

The amounts and percentages of common stock outstanding and percentage of beneficial ownership before this offering are based on the number of shares of common stock to be issued and outstanding prior to this offering, giving effect to the planned 211,100-to-1 stock split.

The amounts and percentages of common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

The following table shows beneficial ownership of our shares, both under the assumption that the underwriters’ option to purchase additional shares is not exercised and the assumption that the underwriters’ option to purchase additional shares is exercised in full:

			Shares Offered Hereby		Shares Beneficially Owned After Closing
Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Assuming No Exercise of Option to Purchase Additional Shares	Assuming Full Exercise of Option to Purchase Additional Shares	Assuming No Exercise of Option to Purchase Additional Shares		Assuming Full Exercise of Option to Purchase Additional Shares
	Number	%	Number	Number	Number	%	Number	%
Halkos Holdings, LLC(1)	21,110,000	100	8,572,000	9,857,000	12,538,000	59.4	11,253,000	53.3
All directors and executive officers as a group	—	—	—	—	—	—	—	—

(1)	The address of Halkos is 475 N. Martingale Road, Suite 1050, Schaumburg, IL 60173. The majority members of Halkos are the KPS Funds. The KPS Funds are ultimately controlled by KPS Capital Partners, LLC, whose managing members, Michael Psaros and David Shapiro, have investment and voting control over the shares held by Halkos.

Relationship with Selling Stockholder

All of the shares sold in this offering will be sold by the selling stockholder. The selling stockholder is Halkos, an affiliate of KPS. For additional information with respect to the selling stockholder and its relationships with us please see “Certain Relationships and Related Party Transactions”.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

In connection with this offering, Global Brass and Copper Holdings expects to amend its certificate of incorporation so that its authorized capital stock will consist of 80,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. After the consummation of this offering, Global Brass and Copper Holdings expects to have 21,110,000 shares of common stock and no shares of preferred stock outstanding. Summarized below are material provisions of Global Brass and Copper Holdings’ amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the completion of this offering, as well as relevant sections of the Delaware General Corporation Law (the “DGCL”). The following summary is qualified in its entirety by the provisions of Global Brass and Copper Holdings’ amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of our common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of our common stock do not have any preemptive rights or cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. At completion of this offering will own a majority of the shares of our common stock. The holders of our common stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of legally available funds. Upon the liquidation or dissolution of Global Brass and Copper Holdings, the holders of our common stock will be entitled to share ratably in those of Global Brass and Copper Holdings’ assets that are legally available for distribution to its stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock.

Preferred Stock

Under the terms of Global Brass and Copper Holdings’ amended and restated certificate of incorporation (which will be in effect upon the consummation of this offering), Global Brass and Copper Holdings will be authorized to issue up to 20,000,000 shares of preferred stock without further action by holders of our common stock. The Board of Directors will be authorized, subject to limitations prescribed by Delaware law and Global Brass and Copper Holdings’ amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. The Board of Directors will also be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The purpose of authorizing the Board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The ability of the Board of Directors to issue preferred stock,

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot make any prediction as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our common stock. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock. See “Risk Factors—Risks Related to an Investment in Our Common Stock and this Offering—Future sales of shares of our common stock in the public market could cause our stock price to fall significantly even if our business is profitable”.

Sale of Restricted Shares

Upon the completion of this offering, we will have 21,110,000 shares of common stock outstanding, excluding              shares of common stock underlying outstanding options. Of these shares, the 8,572,000 shares sold in this offering (or 9,857,000 shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further restriction under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. After this offering, approximately 12,538,000 of our outstanding shares of common stock will be deemed “restricted securities,” as that term is defined under Rule 144 (11,253,000 shares, if the underwriters’ option to purchase additional shares is fully exercised). Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below, or any other applicable exemption under the Securities Act. Immediately following the consummation of the offering, all outstanding shares of common stock beneficially owned by Halkos will be subject to a 180-day underwriter “lock-up” period, which the underwriters are entitled to waive at their absolute discretion. The shares beneficially owned by Halkos will be otherwise transferable pursuant to Rule 144, subject to the volume and other restrictions of Rule 144.

Rule 144

The availability of Rule 144 will vary depending on whether restricted securities are held by an affiliate or a non-affiliate. In general, under Rule 144, an affiliate who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. The volume limitations, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. A non-affiliate who has beneficially owned restricted securities for six months may rely on Rule 144 provided that certain public information regarding us is available. A non-affiliate who has beneficially owned the restricted securities proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

Rule 701

Securities issued in reliance on Rule 701 under the Securities Act are also restricted and may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one year holding period requirement.

Options/Equity Awards

We intend to file a registration statement under the Securities Act to register 1,111,053 shares of common stock reserved for issuance under our 2013 Plan. As of                     , 2013, there were              options outstanding under our 2013 Plan to purchase a total of              shares of our common stock, of which options to purchase              shares were exercisable immediately. Shares issued upon the exercise of stock options after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-up Agreements

We and each of our executive officers, directors and the selling stockholder have agreed with the underwriters, that for a period of 180 days after the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock, or any options or warrants to purchase any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. The representatives of the underwriters may, in their discretion, release all or any portion of the shares from the restrictions in any such agreement. See “Underwriting” for additional information regarding such agreements and the exceptions thereto.

Registration Rights

We intend to enter into an agreement with the selling stockholder which will provide the selling stockholder with registration rights with respect to the additional shares of our common stock it will hold after the completion of this offering. This agreement will not provide for any maximum cash penalties nor any penalties connected with delays in registering our common stock.

UNDERWRITING

We, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
William Blair & Company, L.L.C.
KeyBanc Capital Markets Inc.

Total	8,572,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,285,000 shares from the selling stockholder. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,285,000 additional shares.

Paid by the Selling Stockholder

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The selling stockholder may be deemed an “underwriter” within the meaning of Section 2(11) of the Securities Act. The selling stockholder represented to us at the time of its purchase of our common stock that such purchase was made for investment purposes and not with a view towards distribution.

We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, any of our securities that are substantially similar to the shares of our common stock, including but not limited to any options or warrants to purchase shares of our common stock or any securities that are convertible

8,572,000 Shares

Global Brass and Copper Holdings, Inc.

Common Stock

Goldman, Sachs & Co.	Morgan Stanley

William Blair	KeyBanc Capital Markets

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.